

By Electronic Mail

June 28, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Elevation Series Trust
Issuer CIK: 0001936157
Issuer File Number: 333-265972 / 811-23812
Form Type: 8-A12B
Filing Date: June 28, 2024

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application dated June 24, 2024, from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- TrueShares Quarterly Bull Hedge ETF (QBUL)
- TrueShares Quarterly Bear Hedge ETF (QBER)

In order to facilitate timely listing, the Exchange requests acceleration of registration of these securities under Rule 12d1-2 of the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (646) 856-8722. Your assistance is greatly appreciated.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications